Exhibit 99.3

VYVGART ® Hytrulo (efgartigimod alfa and hyaluronidase-qvfc) FDA Approval Call June 21, 2023

2 Forward Looking Statements This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and our own internal estimates and research. While we believe these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of our internal estimates or research and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. Examples of such forward-looking statements include those argenx makes concerning the benefits and safety profile of VYVGART; the expected availability of VYVGART Hytrulo; the timing and outcome of marketing authorizations for VYVGART Hytrulo in China, Canada, Europe and Japan; the safety profile and efficacy signals from the ARDA study; and the prospects of empasiprubart as a treatment for MMN and other indications. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (“SEC”) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this presentation. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law. This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners.

VYVGART for Generalized Myasthenia Gravis VYVGART and VYVGART Hytrulo are indicated for the treatment of generalized myasthenia gravis (gMG) in adult patients who are anti-acetylcholine receptor (AChR) antibody positive NOW TWO FDA-APPROVED PRODUCTS 3

GENERALIZED MYASTHENIA GRAVIS PATIENT EXPERIENCE gMG is characterized by debilitating muscle weakness and fatigue. Despite taking an average of 2.3 current treatments, 61% of patients have poor well-being according to WHO-5 Index 1/2 of Patients have been diagnosed with depression or anxiety in addition to gMG 2.6 Years mean time from symptom expression to diagnosis 51% of Patients stopped working completely from disease impact ANDREA. Living with gMG VYVGART® Hytrulo has redefined my experience with gMG. I am grateful to have found a treatment built to my needs, empowering me to return to the activities I love. Information from argenx market research 35% of Patients need help from a caregiver with daily activities and 33% of caregivers have to cut back or stop working altogether 4

Redefining What ‘Well-Controlled’ Means for the Patient 5 Achieve minimal symptom expression Reduce reliance on broad immunosuppressants Regain control of their lives, including professionally and socially Minimize treatment burden We want to transform gMG treatment for patients

Innovative Phase 3 Bridging Study
Consistent Responses Across IV and SC

adapt[sc] myasthenia gravis study

MG-ADL RESPONDERS

69.1%	69.1%
n=38/55	n=38/55
VYVGART Hytrulo	VYVGART

SECONDARY MG-ADL responder: ≥2-point reduction ≥4 consecutive weeks during the first cycle

QMG RESPONDERS

65.5%	51.9%
n=36/55	n=28/54
VYVGART Hytrulo	VYVGART

SECONDARY QMG responder: ≥3-point reduction for ≥4 consecutive weeks during the first cycle

MINIMAL SYMPTOM EXPRESSION

37.0%	38.2%
n=20/54	n=21/55
VYVGART Hytrulo	VYVGART

EXPLORATORY MSE: MG-ADL score of 0 or 1

Primary endpoint of noninferiority met [p<0.0001]



Mean IgG reduction %
0
-30
-60
Baseline
1
2
3
4
5
6
7
8
10
Week
VYVGART Hytrulo
VYVGART
IV efgartigimod (ADAPT)
Placebo (ADAPT)
ADAPT-SC

IgG reduction (%) in all ADAPT-SC and ADAPT participants

MG-ADL, Myasthenia Gravis Activities of Daily Living; QMG, Quantitative Myasthenia Gravis; MSE, minimal symptom expression
Howard JF, et al. *Lancet Neurol.* 2021;20(7):526-536.

argenx

6

VYVGART® Hytrulo
(efgartigimod alfa and hyaluronidase-qvfc)
Injection for Subcutaneous Use

INDICATION STATEMENT

VYVGART Hytrulo is a combination of efgartigimod alfa, a neonatal Fc receptor blocker, and hyaluronidase, an endoglycosidase, indicated for the treatment of generalized myasthenia gravis (gMG) in adult patients who are anti-acetylcholine receptor (AChR) antibody positive.

DOSING AND ADMINISTRATION

- Administer by a healthcare professional only
- Recommended dose is 1,008 mg / 11,200 units (1,008 mg efgartigimod alfa and 11,200 units hyaluronidase) administered subcutaneously over approximately **30 to 90 seconds** in cycles of once weekly injections for 4 weeks
- Subsequent treatment cycles to be administered based on clinical evaluation
- Safety of initiating subsequent cycles sooner than 50 days from the start of the previous treatment cycle has not been established

ADVERSE REACTIONS

- The most common adverse reactions (≥10%) in patients treated with intravenous VYVGART were respiratory tract infections, headaches, and urinary tract infection. Additional common adverse reactions with VYVGART Hytrulo are injection site reactions.

WARNINGS AND PRECAUTIONS

- Infections: delay administration to patients with active infection. Monitor for signs and symptoms of infection. If serious infection occurs, administer appropriate treatment and consider withholding VYVGART Hytrulo until infection has resolved
- Hypersensitivity reactions: angioedema, dyspnea, and rash have occurred. If a hypersensitivity reaction occurs, discontinue the administration and institute appropriate supportive measures if needed


VYVGART® Hytrulo
(efgartigimod alfa and
hyaluronidase-qvfc)
Subcutaneous Injection
180 mg/mL and 2000 U/mL vial

VYVGART is a registered trademark of argenx. VYVGART Hytrulo is a trademark of argenx. © 2023 argenx. All rights reserved

7

8 Best-in-Class Patient Support Simplicity of Access Flexibility and Choice for Patients Chronic autoimmune diseases are complicated VYVGART makes treatment simple Broad HCP Use and Adoption

VYVGART Simplifies Treatment of gMG in the Community ~17,000 Lowering the bar for treatment initiation and expanding access for the current gMG patients we can address with VYVGART Demonstrated Efficacy: 78% responders across first two treatment cycles in ADAPT Simple Treatment Initiation: broad access, no vaccination requirements Choice in HOW to be treated: IV infusion or SC injection Predictable safety and tolerability: 18 months and over 3000* real world patients Options for site of care: infusion center, HCP office, home administration *As of end of 2022 9

Simplicity of Access: Driving Choice By Value to the Patient Creating a new standard for gMG treatment Flexibility and choice for patients IV has broad and early access Annual net price to be similar across IV and SC treatment options ESTABLISHED VALUE TO PATIENTS PARITY PRICING PRODUCT CHOICE BY MARKET Patient Payor HCP Expected annual SC and IV net price for typical VYVGART patient is approximately $225,000 Price to vary based on individualized dosing and specific insurance coverage, and mandatory government rebates and discounts 10

My VYVGART Path is Available to Provide Access Support and Education 11 PERSONALIZED SUPPORT Educate on VYVGART and VYVGART Hytrulo Treatment Resources and Information Navigate Insurance Process Financial Assistance Available

Reaching gMG Patients Across the Globe VYVGART Approved December 2021 VYVGART Hytrulo Approved June 2023 Japan Approved January 2022 Europe Approved September 2022 China (Zai Lab) Expected approval in 2023 Canada Expected approval in 2023 United Kingdom Approved March 2023 Israel (Medison) Approved April 2023 Subcutaneous efgartigimod approval decisions expected in Europe and Japan by 1Q24 US Global 12

gMG is just the beginning 13 PC-POTS >500K ANCA 105K TED 100K Sjogren’s 330K Membranous Nephropathy 80K BP 52K gMG 65K ITP 57K Myositis 63K Pemphigus 19K CIDP 16K Lupus Nephritis 40K AMR 8K Patient numbers are U.S. prevalence from argenx market research clinical indications with successful proof-of-concept or Phase 3 data

Empasiprubart for Multifocal Motor Neuropathy
Advancing Phase 2 ARDA Study to Cohort 2

A phase 2, randomized, double-blind, placebo-controlled, parallel-group, multicenter study to evaluate the safety and tolerability, efficacy, pharmacokinetics, pharmacodynamics, and immunogenicity of two dose regimens of empasiprubart (ARGX-117) in adults with multifocal motor neuropathy


Screening and IVIg Monitoring Period
1st IVIg
2nd IVIg
3rd IVIg
Randomization (2:1)
ARGX-117 Dose Regimen
Placebo
ARDA+ Long-term Extension Study
Treatment-free Follow-up Phase
Day 1
16 weeks

Primary Efficacy Measure
- IVIg-retreatment

Additional Efficacy Measures
- Grip Strength – MRC sum score
- MMN-RODS, CAP-PRI
- Euro-Quality of Life 5 Dimensions 5 Levels
- Timed Peg Board Test
- Patient Global Impression of Change (PGIC)
- Fatigue Severity Scale (FSS)

14

Our mission continues… Humility Innovation Excellence Co-Creation Empowerment 15